SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

June 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-272503)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMX (Security Matters) Public Limited Company (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-272503) (the “Registration Statement”) so that it will become effective on Wednesday, June 14, 2023 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

SMX (Security Matters) Public Limited Company

By:	/s/ Haggai Alon
Name: Title:	Haggai Alon Chief Executive Officer